14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

August 14, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Monetiva Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-269171

Dear Mr. Regan:

We are in receipt of your letter dated February 28, 2023, setting forth certain comments to the amended Registration Statement on Form S-1 (the “S-1”), which was filed on February 13, 2023 by Monetiva Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment 1 to Form S-1 filed February 13, 2023

Business and Properties

Our Current business, page 29

1.	We note your revised disclosure regarding your USA business being established that you have been approved by the sponsoring bank and your Monetiva MasterCard prepaid card is in the market open to the public and your other disclosure regarding Phase I and Phase II of your business. Please reconcile this disclosure with the information on your website including the statements that you have agreements with business partners in the United States, United Arab Emirates and China. These three markets alone are responsible for over $240 billion in annual remittance, and that you are in discussions with several prospective global partners including in: Mexico, the Philippines, India and Pakistan which cover another $150 billion in remittance.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes revised business description to reconcile the business description with the disclosure from the Company’s website, as requested.

Financial Statements, page F-1

2.	Please update your financial statements and other financial information throughout the prospectus in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes updated financial statements and other financial information throughout the prospectus in accordance with Rule 8-08 of Regulation S-X, as requested.

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Exhibits

3.	Please expand your disclosure to ensure that you describe the material terms of Exhibit 10.3 including, quantification of all up-front or execution payments received or paid to date, aggregate amounts paid or received to date under the agreement; and aggregate amounts of all potential payments or tell us why this is not required.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes, on page 1, the material terms of Exhibit 10.3 including quantification of all up-front or execution payments received or paid to date, aggregate amounts paid or received to date under the agreement, and aggregate amounts of all potential payments.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Pierre Sawaya, President

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